Exhibit 4.115

Share Sale Agreement

Emperor Mines Limited

ABN 61 007 508 787

Westech Gold Pty Ltd

ACN 124 046 788

Execution Version

Level 36, [Riverside Centre
123 Eagle Street
Brisbane, Australia
Telephone: 3259 7000
Fax: 3259 7111

15 March 2007
Ref: BFW RAF 07 1411 7354

CONTENTS

SHARE SALE AGREEMENT

DATE

PARTIES

    Emperor Mines Limited ABN 61 007 508 787 **(Seller)**

    Westech Gold Pty Ltd ACN 124 046 788 **(Buyer)**

RECITALS

A.   The Seller is the registered holder and beneficial owner of the Sale Shares.

B.   The Seller and the Buyer enter this agreement for the sale of the Sale Shares.

OPERATIVE PROVISIONS 1.

    INTERPRETATION

1.1   **Definitions**

    The following definitions apply in this document.

    Associate means:

(a)   a person with whom a Group Company acted, acts, proposed to act or proposes to act in concert in respect of the matter concerned; or

(b)   a person who is, or was at the relevant time, a related body corporate of, a director of, a secretary of, or a substantial holder in, any Group Company.

    Authorisation means:

(a)   an approval, authorisation, consent, declaration, exemption, licence, notarisation, permit or waiver, however it is described, and including any condition attaching to it; and

(b)   in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken, including any renewal or amendment.

    Business means each business a Group Company conducts at the date of this document, including the operation of the Mine.

    Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Brisbane.

Buyer Affiliate means:

(a)   the Buyer;

(b)   (if the Buyer is a body corporate) a person who is a related body corporate of a director of, a secretary of, or a substantial holder in, the Buyer; or

(c)   (if the Buyer is a natural person) the spouse of the Buyer, a relative (as defined in the Corporations Act) of the Buyer or of the Buyer's spouse, or a body corporate in which the Buyer, a spouse of the Buyer and any such relative own or hold in the aggregate more than 20% of the voting shares (as defined in the Corporations Act).

Claim means a claim, action, proceeding or demand made against the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Company means each of Emperor Australia Pty Ltd ACN 054 383 470 and Emperor Finance Pty Limited ACN 078 110 451, whose corporate details are set out in schedule 2,

Completion means completion of the sale and purchase of the Sale Shares under clause 5.

Completion Date means the later of:

(a)   23 March 2007;

(b)   the day which is 5 Business Days after each of the conditions referred to in clauses 3.1 and 3.2 has been satisfied (or waived under clause 3.3); or

(c)   any other date the Seller and the Buyer agree on in writing before the later of the above 2 dates.

Contamination means, for any land, the presence in, on or under the land of a substance (including a chemical, a mineral or any natural or human produced substance) at a concentration above the concentration at which the substance is naturally present (respectively) in, on or under the land or land in the same locality.

Corporations Act means the *Corporations Act 2001*
(Cth). EGM means Emperor Gold Mining
Company Limited. **Encumbrance** means:

    (a)   a mortgage, charge, pledge, lien or hypothecation;

    (b)   any third party interest (for example, a trust or an equity); or

    (c)   an easement, restrictive covenant, caveat or similar restriction over property (except an easement or covenant whose burden is noted on the certificate of title to the land concerned).

End Date means 22 March 2007, or any other date the parties agree on in writing before that date.

Environment means all components of the earth, including:

    (a)   land, air and water;

    (b)   any layer of the atmosphere;

    (c)   flora and fauna;

    (d)   any organic or inorganic matter;

    (e)   any living organism (including humans);

    (f)   any human made or modified structure or area;

    (g)   the aesthetic characteristics of the components of the earth, including appearance, sound, odour, taste or texture; and

    (h)   natural ecosystems that include any of the components referred to in paragraphs (a) to (g) above.

Environmental Approval means an Authorisation under an Environmental Law.

Environmental Aspect means the interaction, relationship or impact of a past or present structure, building, chattel, operation or activity with the Environment, including for example:

impacts of structures, buildings, chattels, operations or activities on items of heritage or flora or fauna;

structures, buildings, chattels, operations or activities causing Pollution or Contamination; and

activities producing waste.

Environmental Law means any applicable legislation or any general law principle:

(a)   authorising or controlling the carrying on of business in mining, exploration or related activities

(b)   authorising or controlling the use of land, air or water, or the erection, placement or removal of structures and buildings;

(c)   about the prevention, control, abatement or investigation of Contamination or Pollution or their effects;

(d)   about the storage, handling or transport of dangerous goods, hazardous material, asbestos or waste;

(e)   relating to occupational health and safety;

(f)   relating to conservation of flora, fauna or heritage items;

(g)   that has as one of its purposes or effects the protection of the Environment; or

(h)   authorising or controlling any Environmental Aspect or Social Aspect,

including, to the fullest extent permissible by law, any criminal liability in respect of the above.

Government Agency means:

(a)   a government or government department or other body,

(b)   a governmental, semi-governmental or judicial person (including a statutory corporation); or

(c)   a person (whether autonomous or not) who is charged with the administration of a law.

Group Company means each Company and the Subsidiaries. GST means:

(a)   the same as in the GST Law,

(b)   any other goods and services tax, or any Tax applying to this transaction in a similar way; and

(c)   any additional tax, penalty tax, fine, interest or other charge under a law for such a Tax.

GST Law means the same as GST law means in the *A New Tax System (Goods & Services Tax) Act 1999.*

Insolvency Event means, for a person, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act) or analogous person appointed to it or any of its property, being taken under section 459F(1) of the

Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise insolvent, dying, ceasing to be of full legal capacity or otherwise becoming incapable of managing its own affairs for any reason, the taking of any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act), entering into a compromise or arrangement with, or assignment for the benefit of any of its members or creditors, or any analogous event.

Letter of Support means the letter of support provided by the Seller to EGM, dated 29 September   2006.

Liability means in relation to a person, a duty, liability or obligation affecting the person concerned however it arises and whether it is present or future, fixed or unascertained, actual or contingent, including any liability relating to Tax.

Loss means a damage, loss, cost, expense or Liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

Mine means the Vatukoula gold mine situated in Fiji.

Mining Lease means the Special Mining Leases 54, 55 and 56 granted to EGM and Koula Mining Company Limited.

Pollution means the release, emission or discharge into the Environment of a substance which directly or indirectly causes or has the potential to cause damage or harm to any aspect of the Environment, and includes:

(a)   pollution of air;

(b)   pollution of waters;

(c)   noise; and

(d)   pollution of land.

Purchase Price means (exclusive of GST) $1.00.

Remediation Requirement means a requirement to clean up or remediate Contamination or Pollution on or from any land (including any part of a Property), which is either:

(a)   a written direction or order under any Environmental Law imposing a Liability on a Group Company; or

(b)   a requirement lawfully imposed by a Government Agency on a Group Company as a condition of any Environmental Approval reasonably required by a Group Company for the continuing conduct of its Business as it is conducted at the date of this document.

Sale Shares means the shares in the Company.

Seller Affiliate means:

(a)   the Seller;

(b)   any entity (such as a natural person, body corporate, partnership or trust) which the Seller controls (within the meaning of section 50AA of the Corporations Act);

(c)   a person who is a related body corporate of, a director of, a secretary of or a substantial holder in, the Seller; or

(d)   a person who was a director of a Subsidiary at any time before Completion.

Social Aspect means the applicable obligations, responsibilities or expectations, whether or not legally binding, and whether or not these arise on the part of any Government Agency or any other person, to people affected by the Mine or the activities of the Subsidiaries.

Subsidiary means a body corporate whose details are set out in schedule 5.

Tax means a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by law or by a Government Agency, together with any related interest, penalty, fine or other charge.

Tripartite Deed means a tripartite deed entered into in accordance with condition 5 of schedule 6.

Warranty means each representation and warranty of the Seller referred to in clause 6.2 and set out in schedule 3.

1.2 **Rules for interpreting this document**

Headings and catchwords are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a)   A. reference to:

(legislation) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)   **(documents/agreements)** a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)   **(parties)** a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)   **(persons)** a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)   **(parts of things)** anything (including a right, obligation or concept) includes each part of it.

(b)   **(number)** A singular word includes the plural, and vice versa.

(c)   **(gender)** A word which suggests one gender includes the other genders.

(d)   **(parts of speech)** If a word is defined, another part of speech has a corresponding meaning.

(e) **(examples)** If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f) The words **subsidiary, holding company, related body corporate, relative and substantial holder** have the same meanings as in the Corporations Act.

(g) The words **intellectual property** include all present and future rights conferred by statute, common law or equity (and all moral rights) in or in relation to business names, circuit layouts, computer software, confidential information, copyright, designs, domain names, formulas, inventions, knowhow, patents, plant varieties, recipes, trade marks, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic field, the benefit of any application to register such a right and the benefit of any renewal or extension of such a right.

(h) A reference to **information** is to information of any kind in any form or medium, whether formal or informal, written or unwritten, for example, computer software or programs, concepts, data, drawings, ideas, knowledge, procedures, source codes or object codes, technology or trade secrets.

(i) A reference to **dollars** or $ is to an amount in United States dollars.

(j) **(this document)** A reference to this document includes the agreement recorded by this document.

(k) A reference to a matter being **to the knowledge** of a person means that the matter is to the best of the knowledge and belief that person (or of a director or executive officer of the person if the person is a body corporate) after making reasonable enquiries in the circumstances.

(l) **(GST wording)** Words defined in the GST Law have the same meaning in clauses concerning GST.

(m) **(Warranty breaches)** Any reference to a contravention of or to a breach of any of the Warranties (or warranties of the Buyer) includes any of the Warranties (or warranties of the Buyer) not being complete, true or correct.

(n) **(separate Warranties)** Each Warranty (and each warranty of the Buyer) is a separate warranty and representation and its meaning is not affected by any other Warranty (or by any other warranty of the Buyer).

(o) The word **applicable** when used of a law is used to refer to any relevant law (including any subordinate or delegated legislation or statutory instrument of any kind) of a jurisdiction in or out of Australia, and also to any relevant judgment, order, policy, guideline, official directive, code of conduct, Authorisation or request (even if it does not have the force of law) of any Government Agency or regulatory body, such as a stock exchange, within or outside Australia.

(p) References to laws or matters emanating from such laws, including but not limited to Authorisations, Government Agencies and Taxes, are references to such laws or matters wherever they apply, whether in Australia or elsewhere.

1 3   The rule about "contra proferentem"

This document is not to be interpreted against the interests of a party merely because that party proposed this document or some provision in it or because that party relies on a provision of this document to protect itself.

1.4   Business Days

If the day on or by which a person must do something under this document is not a Business Day:

(a)   if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)   in any other case, the person must do it on or by the previous Business Day.

2.   AGREEMENT TO SELL AND BUY THE SALE SHARES

2.1   Sale and purchase

Subject to clause 3, the Seller agrees to sell the Sale Shares to the Buyer free from any Encumbrance and the Buyer agrees to buy the Sale Shares from the Seller for the Purchase Price on the terms of this document.

3.   CONDITIONS PRECEDENT

3.1   Conditions precedent to agreement for sale and purchase

Except for this clause 3 and clauses 1 Interpretation, 14 Confidentiality and announcement, 15 Costs and stamp duty, 16 Notices, 17 Amendment and assignment and 18 General, this document has no legal force:

(a)   until each of the conditions set out in schedule 6 part 1 is satisfied or waived under clause 3.3; and

(b)   unless each of these conditions is satisfied or waived under clause 3.3 on or before the End Date.

3.2   Conditions precedent to Completion

The obligations of the parties to complete the sale and purchase of the Sale Shares under clauses 2 and 4 to 9 do not become binding until each of the conditions set out in schedule 6 part 2 is satisfied or waived under clause 3.3.

3.3   Waiver of conditions

If a condition referred to in clause 3.1 or 3.2 is expressed to protect a particular party, it is only waived if that party notifies the other party that the condition is waived. In any other case, the condition is only waived if the Seller and the Buyer so agree in writing.

3.4   Obligation to satisfy conditions

The parties must:

(a)   use reasonable endeavours (other than waiver) to ensure that each condition referred to in clauses 3.1 or 3.2 is satisfied within the time limit specified for that condition; and

(b)   keep each other informed of any circumstances which may result in any of those conditions not being satisfied in accordance with its terms.

3.5   Result of non-satisfaction of conditions

If the conditions referred to in clause 3.2 are not satisfied or waived under clause 3.3 on or before the End Date then all rights and obligations under this document other than:

(a)   this clause 3 and clauses I Interpretation, 14 Confidentiality and announcement, 15 Costs and stamp duty, 16 Notices, 17 Amendment and assignment and 18 General; and

(b)   rights that accrue before that date, terminate on the day after the End Date.

4.   CONDUCT OF THE BUSINESS UNTIL COMPLETION

4.1   Preservation of capital structure

The Seller must ensure that, until Completion, unless required or contemplated by this document, or unless the Buyer (which must not unreasonably withhold or delay its consent) first consents in writing, each Group Company does not -

(a)   **(no capital alteration)** alter its capital structure in any way;

(b)   **(no equity issues)** allot or issue or agree to allot or issue any security, such as an option, a share, loan capital or any security convertible into a share or into loan capital;

(c)   **(no distributions)** declare or pay any dividend or make any distribution of its assets, capital or profits;

(d)   **(no capital return)** reduce share capital in any way or buy back or agree to buy back any share; or

(e)   **(no financial assistance)** give any financial assistance for an acquisition of its own shares or shares in its holding company.

4.2   No disposal of Sale Shares

Until Completion, the Seller must not:

(a)   **(no Sale Share disposal)** dispose of, agree to dispose of grant an option over, or grant any interest in, any Sale Share; or

(b)   **(no Encumbrance)** Encumber any Sale Share.

4.3   Confidentiality

Any information obtained by the Buyer in giving a consent under clauses 4.1 is taken to be Confidential Information for the purposes of clause 14.

5.   COMPLETION

5.1   **Time and place for Completion**

Completion must take place on the Completion Date at the Brisbane office of the Seller, Level 1, 490 Upper Edward Street, Brisbane.

5.2   **What the Seller must do on Completion**

At Completion the Seller must give the Buyer absolute ownership of all the Sale Shares and title to all the Sale Shares free from any Encumbrance.

5.3   **What documents the Seller must sign and give to the Buyer on Completion**

In particular, as well as doing anything else this document requires the Seller to do on Completion, the Seller at Completion must give the Buyer transfers of all the Sale Shares naming as transferee the Buyer or its nominee which have been duly executed by the holders of the Sale Shares.

5.4   **What further documents the Seller must give the Buyer on Completion**

As well as doing anything else this document requires the Seller to do on Completion, the Seller at Completion must give the Buyer to the extent that they are not located at the registered office or place of business of the respective company or at the places at which they are usually located in the normal course of operation of the Businesses:

(a)   **(corporate records)** such corporate secretarial books and records and other official documents of each Group Company as Buyer may reasonably request;

(b)   **(Business records)** every document and record (for example, business data, correspondence, customer lists, supplier details, pricing information, catalogues, promotional materials, marketing data and employment files) relating to the Business of each Group Company or needed for it to be carried on, and in their possession; and

(c)   **(other documents)** any document which the Buyer reasonably requires to obtain good title to the Sale Shares and get the Sale Shares registered in the name of the Buyer or its nominee.

5.5   **What corporate actions the Seller must arrange on Completion**

At Completion the Seller must ensure that a duly convened meeting of the directors of each Company is held, and that resolutions for the following are passed at those meetings:

(a)   **(approve transfers)** to approve transfer of the Sale Shares to the Buyer, to register (subject to payment of stamp duty) the transfers of the Sale Shares, to issue a new share certificate for the Sale Shares in the name of the Buyer (or its nominee), and to cancel the existing share certificates;

(b)   **(appoint officers)** to appoint as additional directors, secretaries and public officers of each Group Company persons nominated by the Buyer before Completion by notice to the Seller (except any nominee who has not provided a written consent to act); and

(c) (retirements) to note the retirement of each existing director, secretary and public officer of each Group Company with effect from the end of that meeting.

5.6 What the Buyer must pay on Completion

At Completion the Buyer must pay the full Purchase Price:

(a) **(Seller direction)** to the Seller, or as the Seller may direct by notice to the Buyer; and

(b) **(bank cheque)** by bank cheque or in any other form the Seller and the Buyer agree on in writing.

5.7 What the Buyer must do on Completion

At Completion the Buyer must (as well as doing anything else this agreement requires the Buyer to do on Completion):

(a) **(sign and accept documents)** accept all the documents and items which the Seller gives the Buyer under clauses 5.3, 5.4 and 5 5, after signing any of those documents which require signing by the Buyer; and

(b) **(consents)** provide a written consent of each person nominated by the Buyer to act as a director, secretary or public officer.

5.8 Title, property and risk of the Sale Shares and attached rights and benefits

Until Completion, the title to, property in and risk of the Sale Shares remain solely with the Seller, but they pass to the Buyer on and from Completion

5 9 Buyer's obligation to register

The Buyer must ensure that registration of the transfer of the Sale Shares takes place as soon as possible after Completion.

5.10 Guarantees and indemnities provided by the Seller

From Completion the Buyer must indemnify the Seller and each Seller Affiliate against, and pay on demand the amount of, any Loss or Claim in connection with a guarantee, indemnity or any other financial accommodation relating to an obligation of a Group Company (including the Parent Support Letter).

5.11 Access to records for Seller after Completion

The Buyer must ensure that each Group Company keeps all original records of its Business, assets, liabilities or affairs relating to the period up to Completion, and for any proper purpose gives the Seller reasonable access to any of those records or any other original or copied records relating to a Business up to Completion which the Buyer possesses.

5.12 Use of Name

The Buyer must not and must ensure that the Companies and the Subsidiaries do not use or display any trade marks, service marks, trade names and internet domain names owned or used by any Seller Affiliate (including the name "Emperor Mines Limited" and any variations or imitations of or a similar name), whether registered or unregistered, or any similar mark, design name or logo.

5.13   **Change of Company and Subsidiary Names**

The Buyer must procure that forthwith after Completion each Company and Subsidiary that has "Emperor" in its name must change its name to remove any reference to "Emperor"

6.   WARRANTIES AND LIABILITY OF THE SELLER

6.1   **Definitions**

In this clause 6:

Buyer Claim means a Claim by the Buyer or by any other person (except a Related Person or the Seller) against the Seller or against a Related Person:

(a)   **(Claims under agreements)** under any provision of this document or of any other document entered into pursuant to it (such as under a Warranty or under an indemnity); or

(b)   **(other Claims)** of any kind (for example, on a representation, in tort, for negligence, under a statutory provision or under a contractual term implied by statute) in connection with or relating to the Sale Shares or a Group Company or any Business or this document or the transaction it records.

(c)   **Related Person** means each related body corporate of the Seller and each agent, director, officer, employee and adviser of the Seller or of a related body corporate of the Seller, including the persons who were directors of the Subsidiaries at any time before Completion.

6.2   **Warranties of Seller**

The Seller warrants that **(general Warranties)** at the date of this document each statement set out in schedule 3 is materially true, complete and accurate.

6.3   **Exceptions to Warranties**

The Warranties are not breached by and the Buyer cannot make a Buyer Claim in respect of

(a)   **(information provided)** anything disclosed or referred to in any information relating to Group Companies or to the Businesses which has been made available in written or recorded form or otherwise to the Buyer or to any related body corporate of the Buyer by the Seller or by any of the advisers of the Seller before Completion;

(b)   **(disclosed in this document)** anything disclosed or referred to in this document or in any annexure or exhibit;

(c)   **(actual knowledge)** anything which the Buyer or any of its agents actually knows before entering this document;

(d)   **(Buyer ought to know)** anything which the Buyer itself, or any of its related bodies corporate or any of its or their officers, employees, agents or advisers ought to have known before entering this document if acting with reasonable care and diligence, including as a result of the Buyer's (or any related body corporate of the Buyer's) investigation of the Group Companies or the Businesses,

(e)   **(due inquiry)** anything which a reasonable person in the position of the Buyer or in the position of any adviser of the Buyer would have found after due inquiry prompted by or might reasonably infer or suspect from, any information falling within (a), (b), (c), (d), (e) or (f) above;

(f) **(industry expertise)** anything a person in the position of the Seller or an adviser of the Seller could reasonably expect the Buyer to know itself or through any of its advisers, having regard to the apparent expertise and experience of the Buyer or of any adviser of the Buyer in the mining industry, in any industry in which the Businesses are conducted or in which the Buyer conducts business, or in industry generally;

(g) **(enquiry of Seller)** anything the Buyer should know, having regard to the opportunities of the Buyer or any adviser of the Buyer to make enquiries of the Seller;

(h) (**permitted actions**) anything the Seller does, pet wits or omits between the date of this document and Completion which clause 4 penults or requires the Seller to do or omit, including anything to which the Buyer has consented under clause 4.1;

(h) **(due to law)** anything which is a consequence of any applicable law;

(j) **(changes in law)** anything arising from any change after the date of this document in any Tax or in any applicable law or in its interpretation or in any administrative practice or ruling of a Government Agency (whether or not with any retrospective effect);

(k) **(in financial statements)** anything to the extent that it is provided for in the last audited financial statements of the any Group Company, or has been taken into account in determining the value at which any asset or liability is included in those financial statements;

(l) **(accounting changes)** anything to the extent that it arises from a change in accounting policies or procedures from those used by the Group Company concerned before Completion;

(m) **(inconsistent accounting)** anything to the extent that it arises from application by any Group Company of accounting policies inconsistently with their application before Completion;

(n) **(creditors)** any Claim made by or step taken by the creditors of the Subsidaries; or

(o) **(ANZ release)** the fact that the Shares are subject to an Encumbrance until such time as the releases referred to in part 2 of schedule 6 are given.

6.4 Disclosure is general

Each disclosure made or taken to be made is made in respect of any relevant Warranty even if the disclosure expressly refers to a particular Warranty.

6.5 No further Warranties

Except for the Warranties, the Seller makes no express or implied representation or warranty at all, including:

(a) **(accuracy of document)** as to the accuracy, completeness or otherwise of anything set out in a recital, schedule, exhibit or annexure to this document;

(b) **(condition of items)** as to the physical condition or suitability for any particular purpose or functionality or lack of defects of any plant and equipment, or leased equipment, or inventory, or premises or fixtures on any property of a Group Company;

(c) **(compliance)** as to whether or not the Group Companies have complied with legal, admistrative or policy requirements;

(d) **(financial or Tax)** about any matters concerning financial statements, financial position or Taxes;

(e) **(the future)** as to future matters, including future costs, revenues or profits; or

(f) (**forecasts**) as to the accuracy, completeness or reasonableness of any projection, forecast or forward looking information, or of any assumptions on which they are based.

6.6 Exclusion of implied obligations

To the maximum extent permitted by law, every condition, warranty, term, provision, representation or undertaking (express, implied, written, oral, collateral, statutory or otherwise) except the Warranties is excluded.

6.7 Waiver of statutory rights

To the extent permitted by law, the Buyer **(no statutory Claim on Seller)** agrees not to make, and releases any right it may have to make, against the Seller any Claim based on Part 7.10 (including section 1041H) of the Corporations Act, Part 2 Division 2 (including sections 12DA or 12 DB) of the *Australian Securities and Investments Act 2001* (Cth), Part IVA or V (including sections 51 A, 52 or 53) of the *Trade Practices Act 1974* (Cth), or on any corresponding provision of any State or Territory legislation, or on a similar provision under any applicable law, for any act or omission concerning any Group Company or any Business, or for any statement or representation about any of those things.

6.8 Quality of information

The Buyer acknowledges to and agrees with the Seller (on behalf of the Seller and for each Related Person) that the discussions about the purchase of the Sale Shares and the provision of information relating to the Sale Shares or the Businesses were made by the Seller and accepted by the Buyer, and this document is entered into, on the basis and condition that, except for the Seller and then only to the extent of the Warranties:

(a) **(information not warranted)** neither the Seller nor any Related Person has made or makes any representation or warranty as to the accuracy or completeness of any information;

(b) **(no duty of care)** neither the Seller nor any Related Person accepts any duty of care for the provision of any information to the Buyer or to any related body corporate of the Buyer or to any provider of finance or to any other person;

(c) **(no liability)** neither the Seller nor any Related Person is under any liability to the Buyer or to any related body corporate of the Buyer or to any provider of finance or to any other person if for whatever reason, any information is or becomes inaccurate, incomplete or misleading in any way;

(d) **(no reliance)** neither the Buyer nor any of its related bodies corporate relies on any

Related Person or upon the Seller to provide accurate or complete information or information that is not misleading; and

(e) **(no Buyer remedy)** in the absence of fraud (and then against the fraudulent person only), neither the Buyer nor any of its related bodies corporate has any right or remedy against the Seller or against any Related Person in relation to information except as expressly set out in this document.

6.9 Limitation on Claims

Without limiting the scope of clause 6.12, any Buyer Claim is excluded to the extent that it is for indirect or consequential Loss or Loss of profit or economic loss, however it arises (including on a wrongful failure by the Seller to complete the sale and purchase of the Sale Shares), or for punitive or exemplary damages.

6.10 Warranties are personal

(a) **(personal rights)** The rights of the Buyer to make a Buyer Claim based on a Warranty or on an indemnity in this document are personal to the Buyer and may not be assigned to any other person.

(b) **(if Buyer onsells)** Neither the Buyer nor a person deriving title from the Buyer can make a Buyer Claim based on a Warranty or on an indemnity in this document if the Buyer has after Completion ceased to own or ceased to control the Sale Shares or the Group Company to which the Buyer Claim relates.

6.11 Opportunity for Seller to remedy breach

No Claim by the Buyer for breach of or non-compliance with any provision of this document (including for breach of any Warranty) is enforceable unless written notice of the Claim has been given by the Buyer to the Seller as soon as reasonably practicable after the Buyer has become aware of the facts giving rise to the Claim and the Seller has failed to remedy that breach or non-compliance within 28 days of receipt of that notice.

6.12 Cap on Claims

The liability of the Seller for Claims under or in connection with this document or the sale transaction (including for breach of any provision, Warranty or covenant, or for indemnity, or for misrepresentation, negligent or not) is limited to $1. This clause 6.12 operates to the fullest extent permitted by law.

6.13 Information for insurer of Seller

If at any time the Seller wants to insure against any liability for any Buyer Claim, or for anything which might give rise to a Buyer Claim, the Buyer must provide any information required by the insurers of the Seller.

6.14 Preservation of records for Buyer Claims

The Buyer must preserve and allow the Seller to inspect and copy, and must ensure that each of its related bodies corporate and each Group Company preserves and allows the Seller to inspect and copy or photograph, all physical evidence, documents, records, correspondence, accounts and other information whatever relevant to anything which may give rise to a Buyer Claim.

6 15   **Liability of Related Persons to Buyer**

The Buyer acknowledges that the Seller enters this clause 6 for itself, and for each Related Person, each of whom may rely on this clause 6. The Buyer must:

(a)   **(no Claim)** not make a Buyer Claim against any Related Person,

(b)   **(ensure no Claim by others)** ensure that no related body corporate of the Buyer and no officer, employee, agent or adviser of the Buyer or of a related body corporate of the Buyer brings against the Seller or against a Related Person a Buyer Claim, or a Claim for something that is in substance for the same thing as a Buyer Claim; and

(**c**)   **(indemnity)** indemnify the Seller and each Related Person against any such Claim (or any Buyer Claim) by any of those persons, and this provision applies to the Company and the Subsidiaries on and from Completion.

7   INDEMNITY FOR THIRD PARTY CLAIMS

The Buyer releases and indemnifies the Seller and any Related Persons for any Claim or assessment that is made against, or including, the Seller or a Related Person that arises out of or concerns-

(a)   acts or omissions of a Group Company;

(b)   acts or omissions of a director, officer, employee, agent or adviser of or to a Group Company,

(c)   acts or omissions of the Seller or a Related Person in respect of a Group Company; or

(d)   acts or omissions of a director, officer, employee, agent or adviser of or to the Seller or a Related Person in respect of a Group Company.

8.   WARRANTIES BY THE BUYER

8.1   **Buyer's warranties**

The Buyer represents and warrants and it is a condition of this document that each of the statements set out in schedule 4 is true, complete and accurate in all respects, and is not in any way misleading or deceptive, or likely to mislead or deceive, both at the date of this document and at Completion (except that a Warranty which refers to only one of those dates is given only as at that date).

8.2   **Negotiation of waivers under the Mining Lease**

The Buyer is solely responsible for negotiating the conditions of all necessary waivers under the Mining Lease and except as provided for in the Tripartite Deed, for any Loss or Liability that arises out of any such waiver.

8.3   **Acknowledgement of termination payments**

The Buyer acknowledges that the termination payments due to the employees of the Subsidiaries, whose employment is terminated on or prior to the Completion Date has yet to be finally determined. The Buyer and the Subsidiaries assume all risk in respect of any further termination payments that may be required to be made, including any Loss or Claim in connection with the termination of any Subsidiary employees, or the final determination of any teimination payments to be made by any Subsidiary. The Buyer indemnifies the Seller and any related body corporate in respect of any such claim made against the Seller or any related body corporate at any time.

8.4 Reliance on Buyer's representations and warranties

The Buyer acknowledges that the Seller has executed this document and agreed to take part in the transactions that this document contemplates in reliance on the representations and warranties in this clause.

9. DEFAULT BY BUYER

9.1 Remedies of Seller

If Completion does not occur because of a default of the Buyer, the Seller may in its absolute discretion:

(a) **(terminate)** terminate this agreement;

(b) **(resell)** without limiting any other remedy it may have if it terminates this agreement, resell some or all of the Sale Shares in any way the Seller sees fit, and recover from the Buyer:

   (i) **(costs)** the reasonable costs and expenses of resale, and of any attempted resale; and

   (ii) **(shortfall)** any deficiency between the proceeds of the resale and the aggregate of the Purchase Price plus interest on the Purchase Price calculated on a daily basis from the date of this document until the date of completion of the resale at 10% per annum.

9.2 Calculation of deficiency on resale

On a resale of part of the Sale Shares, the deficiency on resale is to be calculated by reference to the part of the Purchase Price attributed to that part of the Sale Shares, or if part of the Purchase Price is not attributed to that part of the Sale Shares, by assuming that the Purchase Price is allocated equally among the Sale Shares.

10. CARE AND MAINTENANCE OF MINE

10.1 Acknowledgement of Mine status
The parties acknowledge that the Mine is currently being maintained by the Subsidiaries on a care and maintenance basis in accordance with standards adopted by the Seller in December 2006, and is not operating. The standards adopted include continued maintenance of the Mine's

(a) essential services; and

(b) dewatering pumping systems.

10.2 **Responsibility for continued care and maintenance of Mine**

On and from 22 March 2007 the Buyer assumes responsibility for all Losses and Liabilities in connection with the continued care and maintenance of the Mine, whether they arose before or after that date.

11. GOVERNMENT AGENCY COSTS

11.1 **Buyers acknowledgement of responsibility**

With the exception of the Seller's obligations under the Tripartite Deed, the Buyer acknowledges that is responsible for:

(a)　　any costs, requirements or Tax imposed by any Government Agency; and

(b)　　obtaining any Authorisations required,

in connection with the transactions contemplated by this document, including the transfer of beneficial ownership in the Business and the Mining Lease.

11.2 **Buyers indemnification**

The Buyer indemnities the Seller for any Loss or Liability in connection with:

(a)　　any costs or requirements imposed by any Government Agency; and

(b)　　obtaining any Authorisations required,

in connection with the transactions contemplated by this document, including the transfer of beneficial ownership in the Business and the Mining Lease.

12. ENVIRONMENTAL INDEMNITIES

12.1 **Buyer's Environmental indemnity**

With the exception of the Seller's obligations under the Tripartite Deed, the Buyer must (and must procure that each Group Company will) indemnify all Seller Affiliates against any Loss, Claim or Legal Liability (including any Remediation Requirement) incurred, made against or affecting any Seller Affiliate or any Group Company, whether such Loss, Claim or Liability (including any Remediation Requirement) became apparent before or after Completion (including, without limiting the generality of this clause):

(a)　　in connection with any Environmental Aspect or Social Aspect of any activity of any person on any part of the Mine;

(b)　　in connection with any Environmental Aspect or Social Aspect of any activity of any Group Company or of any Associate;

(c)　　in connection with any of the following:

　　(i)　　Contamination of or from, or Pollution from, the Mine;

　　(ii)　　Contamination of or from, or Pollution from, any land now or formerly owned by or occupied by any Group Company (including the Mine);

　　(iii)　　any breach of Environmental Law by any Group Company; or

(iv) any breach of Environmental Law by a Buyer Affiliate in connection with any Group Company;

(d) in connection with any of the following caused by or contributed to by any act or omission of any Group Company or of any Associate:

(i) Contamination of or from land (including the Mine);

(ii) Pollution; or

(iii) any breach of Environmental Law;

(e) for Tax in connection with the performance by the Buyer of its obligations under this indemnity; or

(f) which is expenses of consultants or legal expenses (on a full indemnity basis) in connection with any Claim under this indemnity.

13. RIGHT OF FIRST REFUSAL TO PURCHASE EQUIPMENT

13.1 Definitions

The following definitions apply in this clause 13.

Determined Price means the lesser of the price that EGM intends to offer the Equipment for sale, or 65% of the original purchase price of the Equipment.

Equipment means the equipment set out in schedule 7, either collectively or individually.

Seller means the Seller or a nominee of the Seller.

13.2 Right of first refusal

The Buyer will procure that EGM grants to the Seller a right of first refusal to purchase the Equipment (on the terms contained within this clause), which right will continue for a period of 6 months from the Completion Date.

13 .3 Notice of intention to sell the Equipment

Before EGM or the Buyer offers the Equipment for sale the Buyer must provide the Seller with notice that EGM or the Buyer intends to offer the Equipment for sale, and the price at which EGM or the Buyer will offer the Equipment for sale.

13.4 Exercise of right of first refusal

The Seller may exercise the right of first refusal to purchase the Equipment by providing written notice to the Buyer that it intends to purchase the Equipment, within 14 days after the notice of intention to sell has been provided to the Seller under clause 13.3

13.5 Non-exercise of right of first refusal

If the Seller does not provide notice to the Buyer that it intends to purchase the Equipment in accordance with clause 13.4, EGM or the Buyer is permitted to sell the Equipment for no more than the price notified to the Seller under clause 13.3.

13.6 Completion of the sale of Equipment to the Seller

if notice has been provided to Buyer under clause 13.4 that the Seller intends to purchase the Equipment, on the date falling 14 days after such notice being provided the following must occur.

(a)   the Seller must pay the Detelinined Price to the Buyer;

(b)   the Buyer must provide to the Seller copies of all releases relating to any Encumbrances over the Equipment;

(c)   the Seller and the Buyer must complete all necessary documentation to effect the transfer of title and ownership of the Equipment from EGM to the Seller; and

(d)   the Buyer must allow the Seller and any other persons necessary, access to the Equipment to enable the Equipment to be collected and delivered to a place determined by the Seller.

13.7 Costs of transfer

The Seller is solely responsible for, and must indemnify the Buyer against the costs of any duty that is payable on or in relation to the transfer of any Equipment under this clause.

14. CONFIDENTIALITY AND ANNOUNCEMENT

14.1 Confidentiality

The following definitions apply in this clause 14.

Confidential Information means any written or oral information of a technical, business or financial nature or that is taken by any provision of this document to be Confidential Information, or that the Discloser makes the Recipient aware is considered by the Discloser to be confidential and proprietary, and includes all information that is personal information for the purposes of the *Privacy Aci 1988* (Cth), but does not include information which the Recipient can establish:

(a)   was in the public domain when it was given to the Recipient;

(b)   becomes, after being given to the Recipient, part of the public domain, except through disclosure contrary to this document;

(c)   was in the Recipient's possession when it was given to the Recipient and had not been acquired in some other way (directly or indirectly) from the Discloser; or

(d)   was lawfully received from another person who had the unrestricted legal right to disclose that information free from any obligation to keep it confidential.

Discloser means the party giving information.

Recipient means the party to whom information is given.

14.2 Obligations of confidentiality

Except as permitted by clause 14.3, the Recipient must not:

(a)   **(not disclose)** disclose Confidential Information directly or indirectly in any form to anyone else;

(b) **(not use or copy)** use or make a copy of any Confidential Information except to:

    (i) **(due diligence)** acquire or check information in connection with this document and the transactions contemplated by it; or

    (ii) **(performance)** perform any of its obligations under this document or in relation to any of the transactions contemplated by it.

14.3 Exceptions to obligations of confidentiality

The obligations in clause 14.2 do not apply to a Recipient if:

(a) **(agreement)** the Discloser has first agreed in writing to the particular disclosure, use, or copying,

(b) **(person needs to know)** the information is disclosed to an officer or employee of the Recipient who needs to know the information concerned to perform his or her duties, or to a professional adviser, banker or financial adviser of the Recipient, or to someone whose consent is required under this document or for a transaction contemplated by it, and that person makes an undertaking to the Discloser (which the Recipient must ensure that person observes):

    (i) **(no further disclosure)** not to disclose any of the Confidential Information in any form to anyone else; and

    (ii) **(limited use)** only to use the Confidential Information in a manner consistent with clause 14.2(b), for the purposes of performing his or her duties to the Recipient, or advising the Recipient, or financing the Recipient, or considering whether to give that consent (as the case may be); or

(c) **(required by law)** the Recipient is required by law to disclose any Confidential Information, promptly gives notice to the Discloser of that requirement and discloses only that portion of the Confidential Information which it is legally required to disclose.

14.4 Security of Confidential Information

The Recipient must:

(a) **(control)** keep effective control of Confidential information;

(b) **(secure)** ensure that Confidential Information is secure from theft, loss, damage or unauthorised access or alteration; and

(c) **(conduct of others)** ensure that persons other than the Recipient do not disclose, use or copy Confidential Information except as permitted by this clause 14.

14.5 Return of Confidential Information

If Completion does not occur on or before the Completion Date, a Recipient must immediately:

(a) **(return materials)** deliver to the Discloser (or if in electronic form, erase or destroy and deliver evidence of erasure or destruction) all documents and other materials containing, recording or referring to Confidential Information which are in its possession, power or control; and

(b) **(ensure others return materials)** ensure that any person who receives the Confidential Information by the Recipient's authority returns the Confidential Information to the Discloser in any form in which it is held (or if it is in electronic form, erases or destroys it and gives evidence of its erasure or destruction to the Discloser).

14.6 Privacy

The Seller and the Buyer must each assist the other to comply with its obligations under the *Privacy Act 1988* (Cth) in relation to Confidential. Information.

14.7 Survival of obligations

The obligations concerning Confidential Information imposed by this clause survive termination of this document and survive Completion, but if Completion occurs the Buyer may use or disclose Confidential Information as needed for the ordinary conduct of the Businesses.

14 .8 Disclosure by Group Company to the Buyer

A Group Company which discloses information to the Buyer is taken to be a Disclosing Party, and the Seller enters this clause on its own behalf and for, each such Group Company, which may enforce this clause against the Buyer in consideration of the disclosure made. The obligations of the Buyer under this clause end on Completion.

14.9 Disclosure by a Group Company to the Seller

If a Group Company has disclosed information to the Seller, it is taken to be a Disclosing Party, and the Buyer enters this clause on its own behalf and for each such Group Company, which (subject to clause 5.11) may enforce this clause against the Seller in consideration of the disclosure made. The obligations of the Seller under this clause do not start until Completion.

14.10 Confidentiality of this document and announcements

Until Completion, each party must treat the existence and terms of this document as Confidential Information and no announcement or communication relating to the negotiations of the parties or to the existence, subject matter or terms of this document may be made or authorised by a party unless:

(a)   **(approval)** the other parties have first given their written approval;

(b)   **(to certain persons)** the disclosure is to the party's employees, consultants, professional advisers, bankers, financial advisers or financiers or to a person whose consent is required under this document or for a transaction contemplated by it and those persons undertake to keep confidential any information so disclosed; or

(c)   **(required by law)** the disclosure is made to the extent reasonably needed to comply with any applicable law or requirement of any Government Agency or regulatory body (including any relevant stock exchange).

15.   COSTS AND STAMP DUTY

15.1 **Costs generally**

Subject to clauses 13.7, 15.2 and 18.6 each party must pay its own expenses incurred in negotiating, preparing, executing, completing and carrying into effect this document.

15.2 **Stamp duty generally**

The Buyer is solely responsible for, and must indemnify the Seller against, any duty that is payable on or in relation to:

(a) this document;

(b) the sale, purchase, assignment or transfer of any property under this document; and

(c) any transaction recorded by this document or any instrument signed pursuant to this document.

16.   NOTICES

16.1 **How to give a notice**

A notice, consent or other communication under this document is only effective if it is:

(a) **(written)** in writing, signed by or on behalf of the person giving it;

(b) **(addressed)** addressed to the person to whom it is to be given; and

(c) **(sent)** either:

(i) **(mail)** delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) **(fax)** sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full; or

(iii) **(email)** sent in electronic form by email to that person's email address.

16.2 **When a notice is given**

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) **(fax delivery)** if it is delivered or sent by fax:

(i) by 5 00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; rand]

(b) **(mail delivery)** if it is sent by mail:

(i) within Australia – 3 Business Days after posting; or

(ii)　　to or from a place outside Australia – 7 Business Days after posting; and

(c)　　**(email delivery)** if it is sent in electronic form by email, at the earlier of the day on which it is read by the addressee, or (if the giver of the notice promptly confirms the notice by delivery, mail or fax) the first day on which it could have been read by the addressee, but if the notice is read or could first have been read after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day, the notice is taken to have been received on the next Business Day.

16.3　Address for notices

A person's address, fax number and email address are those set out below, or as the person notifies the sender:

Seller

Address:	Level 1, 490 Upper Edward Street, Spring Hill, Queensland 4004, Australia
Fax number:	+61 (07) 3007 8080
Attention:	Vanessa Chidrawi (Corporate Counsel)
Email address:	vchidrawi@emperor.com.au

Buyer

Address:	38 Sandhurst Crescent, Glenhaven, New South Wales 2156,
Fax number:	Australia +61 (02) 9899 7515
Attention:	Brian Wesson (Director)
Email address:	

17.　AMENDMENT AND ASSIGNMENT

17.1　Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

17.2　Assignment

A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the consent of each other party. The Buyer must itself receive a transfer of the Sale Shares on Completion, and has no right to nominate another person to do so.

18.　GENERAL

18.1　Governing law

(a)　　**(law)** This document is governed by the law in force in Queensland.

(b)　　**(jurisdiction)** Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

18.2　Giving effect to this document

Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that the other party may reasonably require to give full effect to this document.

18.3 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) **(conduct)** no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) **(one occasion)** a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) (further exercise) the exercise of a right does not prevent any further exercise of that right or of any other right.

18.4 Operation of this document

(a) **(entire agreement)** This document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.

(b) **(severance)** Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

18.5 Operation of indemnities

(a) **(survive termination)** Each indemnity in this document survives the expiry or termination of this document.

(b) **(recovery)** A party may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.

18.6 GST on claims and expenses and incidental supplies

(a) **(GST on supplies)** If a party makes a supply to another party under or in connection with this document, then (unless the consideration is expressly stated to be inclusive of GST) the consideration for that supply is exclusive of GST, and in addition to paying or providing that consideration the recipient must:

(i) **(payment)** pay to the supplier an amount equal to any GST for which the supplier is liable on that supply, without deduction or setoff of any other amount; and

(ii) **(timing)** make that payment as and when the consideration or part of it must be paid or provided, except that the recipient need not pay unless the recipient has received a tax invoice (or an adjustment note) for that supply.

(b) **(adjustments, refunds)** The supplier must refund to the recipient any overpayment by the recipient for GST.

(c) **(GST on Claim payments)** If a party provides a payment for or any satisfaction of a Claim or a right to Claim under or in connection with this document (for example, for misrepresentation or for a breach of any Warranty or warranty of the Buyer or for indemnity or for reimbursement of any expense) that gives rise to a liability for GST, the provider must pay, and indemnify the claimant against, the amount of that GST.

(d) **(costs plus GST)** If a party has a Claim under or in connection with this document for a cost on which that party must pay an amount for GST, the claim is for the cost plus the amount for GST (except any amount for GST for which that party is entitled to an input tax credit).

(e) **(revenue Claims)** If a party has a Claim under or in connection with this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable as reimbursement for GST (whether that amount is separate or included as part of a larger amount).

18.7 **No merger**

No provision of this document merges on Completion.

18.8 **Counterparts**

This document may be executed in counterparts.

18.9 **Attorneys**

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE **1**

(Clause 1.1 — Sale Shares)

SALE SHARES

Company	Registered Holder	Class of Shares	Number of Shares
Emperor Australia Pty Ltd	Emperor Mines Limited	Ordinary	2
Emperor Finance Pty Limited	Emperor Mines Limited	Ordinary	62,608 808

SCHEDULE   **2**

(Clause   1.1   —   Company)

DETAILS OF THE COMPANY

Name:	Emperor Australia Pty Ltd
Australian Company Number:	054 383 470
Place of registration:	Western Australia
Date of registration:	22 November 1991
Issued shares:	2

Name:	Emperor Finance (Pty) Ltd
Australian Company Number:	078 110 451
Place of registration:	Australian Capital Territory 7
Date of registration:	April 1997
Issued shares:	62,608,808

(Clause 1.1 — Warranty and Clause 6.2)

WARRANTIES OF THE SELLER

1. **The Seller**

1.1 **(status)** The Seller is a company limited by shares under the Corporations Act.

1.2 **(power)** The Seller has full legal capacity and power to:

(a) own its property and to carry on its business; and

(b) enter into this document and to complete the sale and purchase of the Sale Shares.

1.3 **(corporate authority)** The Seller has taken all corporate action that is necessary or desirable to authorise its entry into this document and its completing the sale and purchase of the Sale Shares.

1.4 **(Authorisations)** The Seller holds each Authorisation that is necessary or desirable to:

(a) enable it to properly execute this document and to complete the sale and purchase of the Sale Shares; or

(b) ensure that this document is legal, valid, binding and admissible in evidence, and it is complying with any conditions to which any of these Authorisations is subject.

1.5 **(document effective)** This document constitutes legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.

1.6 **(no trust)** The Seller is not entering into this document as trustee of any trust or settlement.

1.7 **(no receiver)** To the knowledge of the Seller, no receiver has been appointed over any part of the assets of the Seller and no such appointment has been threatened.

1.8 **(no winding up proceedings)** To the knowledge of the Seller, no proceedings have been brought or threatened or procedure commenced for the purpose of winding up the Seller or placing the Seller under administration.

1.9 **(no Insolvency Event)** To the knowledge of the Seller, the Seller is not affected by an Insolvency Event.

1.10 **(not voidable in insolvency)** To the knowledge of the Seller, neither execution of this document nor Completion nor any other transaction which this document contemplates will be or become a transaction which is voidable under part 5.7B of the Corporations Act.

1.11 **(not unenforceable)** To the knowledge of the Seller, there is no circumstance which could make this document or any transaction contemplated by it void, voidable or unenforceable under any applicable law about insolvency.

2. **Title to Sale Shares**

2.1 **(owner and holder)** The Seller is the beneficial owner and registered holder of each Sale Share.

2.2 **(no Encumbrance)** The Seller has good and marketable title to the Sale Shares free from any

Encumbrance.

2.3 **(no disposal)** The Seller has not disposed of agreed to dispose of, or granted any option to purchase, any Sale Share or any interest in any Sale Share.

2.4 **(no Claims)** No person has made a Claim to be entitled to an Encumbrance affecting any Sale Share.

3. **Extent of interest in the Company**

3.1 **(issued capital)** The Sale Shares are all of the issued shares in the capital of the Company.

3.2 **(no agreements to issue)** There is no agreement, arrangement or understanding, or issued security, which calls for the present or future issue of, or gives to any person the right to require the issue of, any share in or security of the Company.

3.3 **(no convertible security)** The Company has not issued any security convertible into shares in the Company.

4 **The Company**

4.1 **(status)** The Company is a company limited by shares under the Corporations Act.

5. **Corporate records**

5.1 **(constitutions)** The copies of the constitution of each Group Company which have been supplied to the Buyer, and which have been certified by its secretary on the date of this document, are true and complete copies.

5.2 **(register of members)** The register of members of each Group Company contains a true and accurate record of its members from time to time.

5.3 **(minutes, records)** All statutory books and records of each Group Company (such as board minutes, minutes of general meetings, and registers) are up to date, true, complete and accurate.

6. **Assets**

6.1 **(disposal or encumbrance)** The Seller will not before the Completion Date dispose of agree to dispose of or grant any option to purchase any assets of a Group Company, other than in the ordinary course of business.

SCHEDULE 4

(Clause 8. l)

BUYER'S REPRESENTATIONS AND WARRANTIES

1.   **(status)** The Buyer is duly incorporated and validly exists under the laws of Australia.

2.   **(power)** The Buyer has full legal capacity and power to:

(a)   own its property and to carry on its business; and

(b)   enter into this document and to carry out the transactions that this document contemplates.

3.   **(corporate authority)** The Buyer has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that this document contemplates.

4.   **(Authorisations)** The Buyer holds each Authorisation that is necessary or desirable to:

(a)   enable it to properly execute this document and to carry out the transactions that this document contemplates; or

(b)   ensure that this document is legal, valid, binding and admissible in evidence, and it is complying with any conditions to which any of these Authorisations is subject.

5.   **(document effective)** This document constitutes its legal, valid and binding obligations, enforceable against the Buyer in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration.

6.   **(no contravention)** Neither execution of this document by the Buyer nor the carrying out by it of the transactions that this document contemplates, does or will:

(a)   contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

(b)   contravene any Authorisation;

(c)   contravene any undertaking or instrument binding on the Buyer or any of its property

(d)   infringe any right of a third party such as an intellectual property right; contravene any fiduciary obligation of the Buyer; or

(e)   contravene the Buyer's constitution

7   **(no trust)** The Buyer is not entering into this document as trustee of any trust or settlement

8.   **(no receiver)** No controller (as defined in the Corporations Act) has been appointed over any part of its assets and no such appointment has been threatened.

9.   **(no winding up proceedings)** No proceedings have been brought or threatened or procedure commenced for the purpose of winding up the Buyer or placing it under administration.

10.   **(no Insolvency Event)** The Buyer is not affected by an Insolvency Event.

11.   **(not voidable in insolvency)** Neither execution of this document nor Completion nor any other transaction which this document contemplates will be or become a transaction which is voidable under part 5.7B of the Corporations Act.

12.   **(not unenforceable)** There is no circumstance which could make this document or any transaction contemplated by it void, voidable or unenforceable under any applicable law about insolvency.

13.   **(no Seller representations)** The Buyer has not entered this document in reliance on any representation or promise (apart from the Warranties) given or made (or purporting to be given or made) by the Seller, by a related body corporate of the Seller, or by any agent, director, officer, employee or adviser of the Seller or of any of its related bodies corporate.

14.   **(no known breaches of a Warranty)** At the date of this document, the Buyer does not know of or have any ground to suspect, anything which may be, or would with the lapse of time or giving of notice, or both, be likely to become, a breach of any Warranty a, other than things which do not breach the Warranties due to the operation of clauses 6.3 or 6.41.

15.   **(Buyer inquiries)** The Buyer:

(a)   **(due diligence)** and its representatives have had an opportunity to conduct a due diligence investigation and evaluation of the Group Companies and the Businesses, and have used that opportunity;

(b)   **(own inquiries)** has made, and relies on, its own searches, investigations and enquiries in respect of the Group Companies and the Businesses;

(c)   **(independent advice)** has had independent legal, financial and technical advicerelating to the purchase of the Group Companies and the Businesses and to the terms of this document and to the documents to be executed pursuant to it;

(d)   **expertise)** is an expert in the mining industry;

(e)   **(experience)** has extensive knowledge and experience in the mining industry;

(f)   **(own evaluation)** has made and is relying on its own independent investigation, analysis and evaluation of the information provided by the Seller and of other information which it considers relevant; and

(g)   **(satisfied)** has satisfied itself in relation to matters revealed_ or which should have been revealed had reasonable care and due diligence been exercised, by its inquiries, investigation, analysis and evaluation.

SCHEDULE **5**

(Clause   1.1   —   Subsidiary)

SUBSIDIARIES

l   Koula Mining Company Limited

2.   Jubilee Gold Mining Company Limited

3.   Emperor Gold Mining Company Limited

4.   Tuvatu Gold Mining Company Limited

SCHEDULE 6

(Clause 3)

CONDITIONS PRECEDENT

Part 1: (Clause 3.1): Conditions precedent to agreement for sale and purchase:

1.   Approval by Board of Seller

For the benefit of the Seller, the passing of a resolution at a meeting of the directors of the Seller approving the sale by the Seller to the Buyer on the terms and conditions of this document of the Sale Shares.

2.   Authorisation by Relevant Government Agencies

Authorisations being received by any relevant Government Agency required in relation to:

(a)   the sale by the Seller to the Buyer of the Sale Shares; and

(b)   any other Authorisation required in relation to anything contained in or contemplated in this document.

Part 2: (Clause 3.2): Conditions precedent to Completion:

1.   Authorisation by Relevant Government Agencies

Authorisations being received by any relevant Government Agency required in relation to:

(a)   the sale by the Seller to the Buyer of the Sale Shares; and

(b)   any other Authorisation required in relation to anything contained in or contemplated in this document.

2.   Release by secured financier

Australia & New Zealand Banking Group Limited and its affiliates provides releases of:

(a)   each Group Company; and

(b)   the Seller and the Seller's Affiliates, in respect of all facilities provided to a Group Company.

3. Parent Support Letter

For the protection of the Seller:

(a)   EGM (or itself and its related companies) must release the Seller from any liability under the Letter of Support; and

(b)   the Buyer (or a related company of the Buyer) must provide a replacement for the Letter of Support in a form accepted by the auditors of EGM.

4. Payment of partial termination amounts to employees

The Seller will pay or procure the payment at Completion of an amount of $3.1 million dollars to EGM, in connection with the termination payments payable to employees of EGM, whose employment is terminated on or prior to the Completion Date.

5. Tripartite deed

For the benefit of the Seller: the Republic of Fiji, the Seller and the Buyer must enter into a tripartite deed, in the form set out in annexure A or in such other form agreed between the Seller and the Buyer.

SCHEDULE 7

(Clause 13 1) EQUIPMENT

Two Toro 006 Loaders

ANNEXURE A

TRIPARTITE DEED EXECUTED as an agreement:

EXECUTED by Emperor Mines Limited ACN 007 508 787:

/s/ F Bourchier
Director

/s/ P Bindas
Director/Secretary

EXECUTED by Westech Gold Pty Limited CAN 124 046 788

/s/ B Wesson
Director

/s/ AA Wesson
Director/Secretary